UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Acquisition of Twocap Limited

On February 23, 2026, PTL Limited (NASDAQ: PTLE) (the “Company”), a Cayman Islands exempted company, entered into a sale and purchase agreement (the “Agreement”) with Lam Kwok Wah Eric (the “Seller”), pursuant to which the Company agreed to acquire 100% of the issued share capital of Twocap Limited (“Twocap”), a privately held company incorporated in Hong Kong, whose wholly-owned subsidiary, Sisworld Credit One Limited, a company incorporated in Hong Kong with limited liability (the “License Subsidiary”), holds a money lender license granted by the Licensing Court of Hong Kong pursuant to the Money Lenders Ordinance (Cap. 163) of Hong Kong (the “Money Lending License”), for a total cash consideration of US$100,000 (the “Acquisition”). Completion of the Acquisition is expected to occur no later than 30 business days from the date of the Agreement. Upon completion, Twocap will become a wholly owned subsidiary of the Company, and its financial results will be consolidated with those of the Company from the date of completion.

The Board of Directors of the Company (the “Board”) has been evaluating opportunities to diversify the Company’s business operations and broaden its revenue base beyond its existing marine fuel bunkering facilitation business. Following a review of potential targets, the Board identified Twocap as a suitable candidate, principally on account of the Money Lending License held by the License Subsidiary. The Board believes that the Acquisition provides the Company with a regulated platform to enter the money lending business in Hong Kong, without the time and cost associated with making a fresh license application. The Company intends to commence money lending operations through Twocap, which will provide financing services such as trade finance, accounts receivable financing, and factoring. Ultimately, the Company aims to offer a one-stop solution combining fuel and financing services

The total consideration of US$100,000 was determined on an arm’s length basis, paid in full in cash on the date of completion, and funded from the Company’s existing working capital. Pursuant to the terms of the Agreement, the completion is expected to occur no later than 30 business days from the date of the Agreement, being on or before April 7, 2026. The Acquisition does not meet the significance thresholds under Rule 3-05 of Regulation S-X. Accordingly, separate financial statements of Twocap are not required to be filed.

No director or officer of the Company has any material interest in the Acquisition.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on May 15, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

Date: February 27, 2026	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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